SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)



                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Announces Termination of an Agreement by a Customer in Europe dated April 21, 2006.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Announces Termination of an Agreement by a Customer in Europe

Friday April 21, 7:18 am ET

YAHUD, Israel, April 21 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ NM: MAGS, TASE: MAGS) today announced that the European customer referenced in the Company's press release of April 7, 2006, has given notice that it has decided to terminate its agreement with Magal.

The Company believes that such termination has no legal basis or factual merits and intends to take all legal actions and proceedings necessary to enforce the agreement and compensate Magal for all expenses incurred as a result of the improper termination of the agreement.

Jacob Even-Ezra, Chairman of Magal, said: "While management believes that the termination of this agreement will not have any long term negative affect on the Company's performance, it will likely result in lower than forecast revenues and earnings in the first six months of this year."

Magal also announced that it will be releasing its first quarter 2006 results on Monday, May 1st 2006, before the US market opens. The Company will also be hosting a conference call on the same day at 10:00am EST. On the call, Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Ms. Raya Asher, V.P. Finance & CFO, will review and discuss results and will then be available to answer questions.

    To participate, you may call any one of the teleconferencing numbers that follows:

                        US Dial-in Number: 1-866-860-9642
                      Canada Dial-in Number: 1-866-485-2399
                       ISRAEL Dial-in Number: 03-918-0610
                  INTERNATIONAL Dial-in Number: +972-3-918-0610

                                       At:
                              10:00am Eastern Time
                               7:00am Pacific Time
                               5:00pm Israel Time

The call will also be broadcast live and will be accessible through a link on Magal's website. A replay of the call will be available online for three months from the day after the call. Magal's website can be found at: www.magal-ssl.com.


About Magal Security Systems, Ltd.:


Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.


Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Magal Security Systems, Ltd                GK International
    Raya Asher                                 Ehud Helft/Kenny Green
    Tel: +972-3-539-1444                       Tel: 1-866-704-6710
    Fax: +972-3-536-6245                       Int'l dial: +972-3-607-4717
    E-mail: magalssl@trendline.co.il           E-mail: ehud@gkir.com /

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                               (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  April 21, 2006